Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Statement to Employees

On July 20, 2011, Nalco Holding Company (“Nalco”) issued the following statement regarding the proposed merger of Nalco and Ecolab Inc. to employees of Nalco:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary  or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on
March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Do’s and Don’ts During the Transition Period

General Protocols and Guidelines
■	Both Nalco and Ecolab must continue to act as separate and independent companies until close.

■	Where we compete today, we must continue to compete until after closing.

■	Nalco and Ecolab employees may not speak to customers or prospects together.

■	Nalco and Ecolab employees may not discuss competitive plans, contract negotiations, or bid for business together prior to close.

■	Nalco and Ecolab may not assign people to work at the other company until after close.

■	Employees from one company may not direct or attempt to influence the actions of the other company’s employees until after closing.

■	Nalco and Ecolab may not exchange confidential, sensitive information such as prices, discounts, or other terms offered to customers.

■	Nalco and Ecolab cannot begin account planning for the new entity.

■	Nalco and Ecolab cannot begin marketing planning (pricing, competitive positioning, etc.).

Do
■	Continue to put safety first.

■	Reinforce the approved talking points when discussing the transaction with current or potential customers.

■	Use this news as an opportunity to check in with customers and convey support and enthusiasm for this transaction.

■	Ensure customers know that it is business-as-usual while we proceed toward closing in the fourth quarter of 2011.

■	Reassure customers that there will be no changes in service levels and product offerings and that the people they are accustomed to working with will continue working with them.

■
Participate in authorized integration and organizational planning activities to the extent you are asked, and adhere to the specific guidelines you receive regarding the appropriate scope of such activities.

■	Channel any authorized communications with Ecolab through the designated channels and points of contact.

■	Seek legal counsel from Nalco’s Legal Department before acting to the extent you have questions about what steps can and cannot be taken or what information can and cannot be shared.

■	Ask the Nalco Legal Department to review any information or communication before it is disseminated broadly even if only distributed internally.

Don’t
■	Speculate about organizational changes.

■	Speculate about the status of any Nalco or Ecolab line of business, plant, research center or other facility.

■	Denigrate competitors. We win and keep business on the merits of the value we deliver. We respect all our competitors.

■
Get distracted.  The most important thing to do in the balance of 2011 is to keep our customers delighted with their relationship with Nalco so that we can earn the opportunity to expand our relationship with them in the future.